Filed By: Montana Acquisition Corporation
                                                 Commission File No. 333-46174
                                                          Pursuant to Rule 425
                                              Under the Securities Act of 1933
                                                       Pursuant to Rule 14a-12
                                     Under the Securities Exchange Act of 1934
                       Subject Company: Distribution Management Services, Inc.
                                                 Commission File No. 000-27539

                     Advice of Preliminary Business Combination Communication,
                                                  SUBJECT: DMS Reorganization;
                           Amendment to Letter of Intent dated August 12, 2010
                                           SEC Filing Date: September 10, 2010


            [REPRODUCTION OF TELECOPIER TRANSMISSION NOTIFICATION]

             [Telecopier Endorsement: Delivered to Leo Greenfield
              at 1207 Hours, Pacific Time, on September 10, 2010]

To:              Leo Greenfield             From:           Randolph S. Hudson

Telecopier No.:  (954) 922-0847             Telecopier No.: (702) 463-1436

Telephone No.:   (954) 554-2725             Telephone No.:  (702) 489-2825

Subject:         Montana's Merger with DMS; Total Pages:    4, including cover
                 DMS Reorganization;
                 Amendment to Letter of     cc:             Per Matrix
                 Intent
Leo,

Please refer to the attached facsimile of my letter to you in regard to the scheduled merger between our companies.

If you have any questions, or, if you would like to offer your comments, in regard, please contact me directly at the area code and telephone number first written above.

Thank you for your courtesy and for your timely review of this transmittal.

                             -------------------------

                   [Montana Acquisition Corporation's Letterhead]

Randolph S. Hudson
Chairman of the Board
(585) 495-6945

[Montana's Logo]                               MONTANA ACQUISITION CORPORATION

Post Office Box 202
Wyoming, New York  14591-0202


                                Advice of Delivery;
                 Facsimile Delivered by Telecopier to (954) 922-0847


                                 September 10, 2010



Leo Greenfield
Chairman of the Board
President
Chief Executive Officer
DISTRIBUTION MANAGEMENT SERVICES, INC.
Suite 5
2029 Taft Street
Hollywood, Florida  33020

         Subject: DMS Reorganization; Amendment to Definitive Letter of Intent dated August 12, 2010

Dear Leo,

     I am certain you will agree, during the past one month, you and I have been challenged by Montana's announcement of our plan to reorganize DMS and to merge it into Montana.

     Recently, I have been contacted by a number of stockholders who are of the opinion the prospective merger between Montana and DMS will not occur. In addition, this speculation by certain stockholders and investors-at-large has caused tremendous volatility in DMS' common stock.

     I can assure you, notwithstanding DMS' inability to close on the funding of its negotiated capital accommodation next week (which we discussed by telephone this morning), Montana will proceed to consummate the reorganization

                                  Page 1 of 3 Pages


of and merger with DMS.

     The opportunities to Montana and its stockholders following the merger will prove to be more beneficial than by their respective holdings in DMS or Montana if they were to continue operating independent from one another in their present organic form.

     Some of these benefits will be:

     * Montana is a fully reporting company and will possess a valid symbol on the over-the-counter electronic intermediary quotation system. Montana's stockholders' confidence should be heightened because they will be more fully informed on its activities by virtue Montana having to disclose every detail of its business, operations, and financial standing to the public subsequent to the merger.

     * Montana will be eligible to apply to NASDAQ for a quotation on the Bulletin Board, and, thus, be able to reach a broader investor base through a trading platform in which investors are more confident.

     * By virtue of Montana's reporting obligations to the SEC, investors will place a higher level of trust in the company, which may permit it to conclude the acquisition of one or more bona fide, operating assets.

     * Montana will have access to capital markets not previously available to it; particularly, with a view to continuing and closing on DMS' acquisition of the respective interests negotiated between each of Land Ventures of America's Eagles Landing development in Lake Okeechobee, Florida), and with Microtec Building Systems Corporation, as to its proprietary, Florida-approved building materials and construction techniques.

     * A better value to stockholders by virtue of no dilution to either Montana's or DMS' shares prior to the merger, and, thereafter, only by a registered stock offering at prevailing market rates.

     Given the positive reputation of the above business concerns, in-development, and, given the impending benefits to DMS of the merger between Montana and DMS, Montana's Board of Directors will not unreasonably withhold its consent for DMS to pursue the negotiated ownership interests, respectively, in these business concerns prior to or during the pendency of the overall reorganization and merger transaction.)

     Of course, Montana and DMS must still prepare the respective and collective documents required to be filed with the SEC in order to consummate

                                  Page 2 of 3 Pages


the merger, in addition to other filings with FINRA, OTC Markets, and the States of Delaware and Florida, among others. In addition, any offering to stockholders and/or investors will require the disclosure of certain key information in the form of a prospectus or other form of offering, which must be delivered to the stockholders.

     The facts I stated herein will indisputably serve to benefit our shareholders when the merger is consummated.

     I am hopeful that next week will bring positive events to our continuing association, to the satisfactory consummation of the overall transaction that is the subject of this letter, and to Montana's future success with a view toward its continuing business developments.

     Please contact me with your further questions or comments in this regard.

                                               Very truly yours,

                                               MONTANA ACQUISITION CORPORATION

                                               /s/ Randolph S. Hudson

                                               Randolph S. Hudson
                                               Chairman of the Board
                                               President
                                               Chief Executive Officer

cc:  As required, per MAC DMS Transaction Matrix

                                  Page 3 of 3 Pages